July 10, 2026

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: Muzinich Corporate Lending Income Fund, Inc. (File No. 814-01659)
        Rule 17g-1(g) Fidelity Bond Amendment Filing with Respect to Period Covering
        September 12, 2026 through October 20, 2026

Dear Sir or Madam:

Enclosed for filing on behalf of Muzinich Corporate Lending Income Fund, Inc. (the "***Company***"), pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "***1940 Act***"), please find the following:

1)   a copy of an Extended Bond Period Endorsement, which amends the Investment Company Bond issued by Great American Insurance Company, which lists the Company as an insured, previously filed by the Company with the Securities and Exchange Commission on September 30, 2025 (the "***Bond***"), to extend the term of the Bond until October 20, 2026, attached hereto as Annex A; and

2)   a copy of the resolutions approved by unanimous written consent of Board of Directors of the Company on July 10, 2026, in which a majority of the directors who are not "interested persons" of the Company as defined under Section 2(a)(19) of the 1940 Act approved the foregoing extension of the Bond and the amount, type, form and coverage of the Bond, attached hereto as Annex B.

The Company has paid the premium for the policy period from September 12, 2026 to October 20, 2026.

If you have any questions, please do not hesitate to contact me at (212) 888-3413.

                        Sincerely,

                        /s/ Rocco DelGuercio
                        Rocco DelGuercio
                        Chief Financial Officer

R * B0 * 07/06/2026 * FS F068855 02   Great American Insurance Company
                 AMENDED 09/12/2026   241926

                                                                          IL 73 65 03 15

                                                        Policy No.   FS F068855 02
                                    Effective Date of Change   09/12/2026

POLICY EXTENSION

NAMED INSURED	Muzinich Corporate Lending Income Fund, Inc.
AND ADDRESS:	450 Park Avenue New York, NY 10022

THIS ENDORSEMENT CHANGES THE POLICY. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** NFP Property & Casualty Services, Inc 626 Jackson Dr Suite 500 Chicago, IL 60661

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

POLICY PERIOD: From   09/12/2025   To   10/20/2026
                        12:01 A.M. Standard Time at the address of the Named Insured

In consideration of additional premium of $ 448, it is hereby understood and agreed that the policy period shown in the Declarations is extended to 10/20/2026. The additional period will be deemed part of the last preceding period for purposes of determining the Limits of Insurance. All other terms and conditions remain unchanged.

IL 73 65 03 15   (Page 1 of 1)

FI 70 12 05 12

Bond No.   FS F068855 02

Effective Date of Change   09/12/2026

BOND CHANGES

NAMED INSURED **AND ADDRESS:**	Muzinich Corporate Lending Income Fund, Inc. 450 Park Avenue New York, NY 10022

<table>
<tr>
<td>THIS RIDER
CHANGES THE BOND.

PLEASE READ IT
CAREFULLY.</td>
<td>AGENT'S NAME AND ADDRESS:

NFP Property & Casualty Services, Inc
626 Jackson Dr
Suite 500
Chicago, IL 60661</td>
</tr>
</table>

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 09/12/2025   To   10/20/2026
12:01 A.M. Standard Time at the address of the Named Insured

Additional Premium: $ 448.00

FORMS AND RIDERS hereby added:

FI7012 05-12   IL7365 03-15

FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "***1940 Act***"), and Rule 17g-1(a) thereunder, require a business development company (a "***BDC***"), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the BDC against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "covered person"); and

WHEREAS, Rule 17g-1 under the 1940 Act ("***Rule 17g-1***") requires that a majority of directors who are not "interested persons" of the Company, as such term is defined under the 1940 Act (the "***Independent Directors***"), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including but not limited to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other investments to be held by the Company, as well as certain other requirements set forth in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission (the "***Commission***") and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, management of the Company has asked the Board to consider an extension of the current term of the Company's fidelity bond, as approved by the Board on September 25, 2025, from September 12, 2026 to October 20, 2026, on the same terms and conditions as currently applicable to the parties currently bound by such fidelity bond; and

WHEREAS, on the basis of the information provided by the Company's management and its insurance broker, the Board believes that it is in the best interests of the Company and its shareholders to approve such extension.

NOW, THEREFORE, BE IT RESOLVED, that having considered all relevant factors, including the expected aggregate value of the securities and funds of the Company to which the Company's officers or employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of the securities and other investments to be held by the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1, the Board, including all of the Independent Directors, hereby determines that the form and amount of the fidelity bond covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement issued by Great American Insurance Company, having an aggregate coverage of $750,000 (the "*Fidelity Bond*"), as provided for in a copy of the Fidelity Bond provided to the Board, are fair and reasonable, and the extended term of the Fidelity Bond from September 12, 2026 to October 20, 2026 be, and hereby is, approved; and

RESOLVED, that the Authorized Officers (as defined below) of the Company, be, and each of them hereby is, authorized to obtain and maintain said Fidelity Bond on behalf of the Company in substantially the form provided herewith; and

RESOLVED, that the Chief Financial Officer of the Company, be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such extended bond required by paragraph (g) of Rule 17g-1 under the 1940 Act and any other federal securities laws; and

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or advisable in order to effectuate the purpose and intent of the foregoing resolutions; and

RESOLVED, that any and all the actions previously taken by the Company or any of its directors, Authorized Officers or other personnel taken prior to the date hereof to carry out the purpose and intent of the foregoing resolutions and the transactions contemplated thereunder, be, and hereby are, ratified, confirmed, approved and adopted in all respects; and

RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company (each, an "*Authorized Officer*" and collectively, the "*Authorized Officers*"); and

RESOLVED, that the foregoing resolutions shall be filed with the minutes of the proceedings of the Board.